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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH., D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leigh Baldwin & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Albany Street
(No. and Street)

Cazenovia (City) New York (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Baldwin (315)655-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Testone, Marshall & Discenza, LLP
(Name – *if individual, state last, first, middle name*)

432 North Franklin Street (Address) Syracuse (City) New York (State) 13204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh D. Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leigh Baldwin & Co, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/20/11

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o) Independent Auditors' Report Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIGH BALDWIN & CO., LLC

TABLE OF CONTENTS

TESTONE
MARSHALL
DISCENZA
CPAS

HELPING OUR CLIENTS' VISIONS ADD UP

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leigh Baldwin & Co., LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Testone, Marshall & Discenza
February 22, 2011
Syracuse, New York

LEIGH BALDWIN CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	144,746
Deposits with clearing organization		150,350
Receivable from broker-dealer and clearing organizations		325,316
Securities owned:		
Marketable, at market value		195,074
Property at cost, less accumulated depreciation of $83,597		1,907
Other current assets		38,726
Intangible assets, net of accumulated amortization of $21,583		13,417
TOTAL ASSETS	$	869,536

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	390,290
Total liabilities		390,290
MEMBERS' EQUITY		479,246
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	869,536

The accompaying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Leigh Baldwin & Co, LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does record various state filing fees.

Income Taxes

Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. Management continually evaluates tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and in the states that it files. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2010.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2007.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivable from Broker-Dealer and Clearing Organizations

Commissions are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by managements. Unpaid balances remaining after the stated payment terms are consider past due. Recoveries of previously charged off accounts are recorded when received.

Intangible Assets

In December 2007, the Company entered into a five-year agreement for the administration of the Leigh Baldwin Total Return Fund (the "Fund"). The Fund administration servicing agreement requires a monthly fee of 35 basis points of the total assets of the Fund ($5,000 monthly minimum fee), plus out-of-pocket costs incurred on behalf of the Fund, and one-half of out-of-pocket expenses that are attributable to both the service provider and the Fund. The Company is also the Fund's investment advisor.

The Company incurred organizational expenses of $35,000 for the Fund. This cost is being amortized over the five-year term of the agreement.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Evaluation of Subsequent Events

The Company evaluated subsequent events through February 22, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required additional disclosure in these financial statements.

(Continued)

2. CONCENTRACTIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. Deposits are required by the Company's clearing brokers to secure amounts receivable from the Company. The accounts bear interest at current market rates.

4. PROPERTY

Equipment is recorded at cost and depreciated over its estimated useful life, using the straight line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $1,228 for the year ended December 31, 2010.

	2010
Furniture and Equipment	$ 49,329
Automobile	36,175
	85,504
Accumulated Depreciation	(83,597)
Total	$ 1,907

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2010, the Company had net capital of $387,758 which was $287,758 in excess of its required net capital of $100,000 for 2010. The Company's net capital ratio was 1.01:1 at December 31, 2010.

(Continued)

6. OPERATING LEASES AND OTHER COMMITTMENTS

The Company has two leases for office space from a related party, the wife of the Company's President. One lease is a verbal agreement, on a month to month basis, with terms of $2,000 per month plus 30% of heat and electricity charges. The second lease is a two-year lease, which commenced August 2009 and provided for a monthly rent of $1,800. Rent expense including utilities paid to a related party was $54,431 for the year ended December 31, 2010.

The Company entered into a lease for office space in March 2007. The term of the lease is $1,850 per month plus electric charge for five years. Future minimum lease payments under the operating lease are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2011	$ 34,797
2012	9,249
Total	$ 44,046

Total net rent expense (including payments to a related party) for the year ended December 31, 2010 was $43,068, which includes reimbursement of rent expense by independent representatives in the amount of $41,700.

The Company has two software licenses. The first license was entered into in April 2010 for a period of two years. The monthly base fee is $1,500 plus an additional $10 per active rep user. The monthly fee is based on the active rep user count at the end of the prior month. The second license was entered into in Sept 2010 (effective January 2011). The estimated monthly fees are $1,800 for the two year term. The monthly fees are based upon the number of users. The company is reimbursed by the Reps for the related rep user fees.

Minimum licenses under the agreements are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2011	$ 39,600
2012	27,000
Total	$ 66,600

(Continued)

7. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Securities owned -				
Municipal Bonds	$ -	$ 750	$ -	$ -
Common Stock	53	-	-	53
Mutual Funds	194,271	-	-	194,271
Total Assets Measured at Fair Value on a Recurring Basis	$ 194,324	$ 750	$ -	$ 195,074

(Concluded)